FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               August 10, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 10, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.


1. Name of the issuer


Smith & Nephew plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)


(i)


3. Name of person discharging managerial responsibilities/director


Peter Huntley...... ..............................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...... ..............................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Peter Huntley....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.20 per share....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited, as nominee for Abacus Corporate Trustee Limited



8 State the nature of the transaction

Acquisition and sale of shares....................................



9. Number of shares, debentures or financial instruments relating to shares acquired

72,049....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%....................................



11. Number of shares, debentures or financial instruments relating to shares disposed



72,049 ...........................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%.....................................



13. Price per share or value of transaction

603 pence....................................



14. Date and place of transaction

10 August 2007....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

32,804 ordinary shares of US 20 cents each. Less than 0.01%...................



16. Date issuer informed of transaction

10 August 2007....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

Transfer and sale of shares by the Trustees of the Smith & Nephew Employees Share Trust in respect of Nil Cost Option relating to the LTIP award made in 2000, Nil Cost Option relating to the Loyalty Bonus Award made in July 2005, Loyalty Bonus Award made on 10 August 2007 and the accumulated Dividend Reinvestment Plan shares on these Nil Cost Options.

24. Name of contact and telephone number for queries



Phil Higgins -Assistant Company Secretary - 020 7960 2228



Name and signature of duly authorised officer of issuer responsible for making notification



Phil Higgins - Assistant Company Secretary



Date of notification

10 August 2007

END